Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 12, 2022

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	D-Wave Quantum Inc.

Amendment No. 4 to Registration Statement on Form S-4

Filed July 8, 2022

File No. 333-263573

Ladies and Gentlemen:

On behalf of D-Wave Quantum Inc. (the “Company” or “D-Wave Quantum”), we acknowledge receipt of the comment letter, dated July 11, 2022 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Amendment No. 4 to the Registration Statement on Form S-4 (as amended, the “Registration Statement”). We hereby submit in electronic form the accompanying Amendment No. 5 (“Amendment No. 5”) to the Registration Statement, together with exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement as filed with the Commission on July 8, 2022.

Amendment No. 5 reflects changes made in response to the Comment Letter, and certain other updates. For ease of reference, we have reproduced the Staff’s comments from the Comment Letter in bold type below, followed by the Company’s responses. Capitalized terms used but not defined herein have the meaning given to such terms in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4/A filed July 8, 2022

General

1.

We note your response to prior comment 7 and reissue the comment. We further note your disclosure on page 275 that the Public Sector Pension Investment Board, a Canadian Crown corporation, will own between 41.4% and 54.8% of D-Wave Quantum after the transaction. Please address the prior comment notwithstanding the fact that the “target” in your proposed business combination is not a U.S. company.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 72 and 73 of Amendment No. 5. In addition, the Company hereby confirms that the Sponsor is not a non-U.S. person, is not controlled by a non-U.S. person and has no substantial ties with a non-U.S. person.

2.

We note your response to prior comment 10. Please describe in your registration statement the nature of the advice, analysis, and work product of Citi on which the DPCM Board relied. Additionally, disclose the nature of the materials that Morgan Stanley prepared or was involved with that the DPCM Board reviewed. Advise whether the materials or work product of Citi or Morgan Stanley included any involvement with the preparation of the financial projections disclosed in your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 90 and 303 of Amendment No. 5.

3.

We note your disclosure on page 302 that the Purchase Agreement with Lincoln Park was viewed favorably as a source of potential liquidity in the event of significant redemptions, among other things. Please disclose whether you may become a “controlled company” within the meaning of the rules of the New York Stock Exchange upon completion of the Transaction depending on the rate of redemptions by your Public Stockholders or otherwise. Include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 85 and 86 of Amendment No. 5.

We appreciate the Staff’s assistance in reviewing this response letter and the Registration Statement. Should you have any questions or comments regarding this letter, please do not hesitate to contact the undersigned at (212) 373-3224.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Jan Woo

Patrick Faller

Robert Littlepage

Lisa Etheredge

Securities and Exchange Commission

John M. Markovich

Tanya J. Rothe

D-Wave Systems Inc.

Emil Michael

D-Wave Quantum Inc.

Kate Furber

Michael Saevitzon

PricewaterhouseCoopers LLP

Thomas R. Martin

Greenberg Traurig, P.A.

Ian M. Hazlett

Christian G. Kurtz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

2